                                                                                               Exhibit 99.2

STOCK ACQUISITION AGREEMENT

THIS STOCK ACQUISITION AGREEMENT (this “Agreement”) is entered into as of June 30, 2006 (“Effective Date”), by and among The Descartes Systems Group Inc., a corporation organized under the Ontario Business Corporations Act (“Buyer”) and each of ____________________, ________________ and ____________________,” and together with _________________ and ___________________, the “Sellers” and each individually, a “Seller”).

WITNESSETH

WHEREAS, concurrently with the execution of this Agreement, each of the Sellers received, in consideration for past services rendered to Flagship Customs Services, Inc., a Maryland corporation (“FCS”), 0.6993 shares (the “Shares”) of Common Stock, par value $.01 per share (“Common Stock”), of FCS; and

WHEREAS, upon the terms and conditions set forth in this Agreement, immediately following receipt of the Shares, each Seller desires to assign and transfer to Buyer, and Buyer desires to acquire, all Shares owned by each Seller at a purchase price equal to Two Hundred Thousand Dollars ($200,000.00) per Seller.

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein, the parties hereto agree as follows.

ARTICLE I

ACQUISITION AND ASSIGNMENT OF THE SHARES

Section 1.1        Acquisition and Assignment of the Shares. Subject to the terms and conditions of this Agreement, each Seller hereby assigns and transfers to Buyer, and Buyer hereby acquires from the Seller, all Shares owned by the Seller, which are free and clear of all liens, charges, pledges, security interests, restrictions and claims of any kind.

Section 1.2         Consideration for the Stock. The purchase price for each Seller’s Shares is equal to Two Hundred Thousand Dollars ($200,000.00), with an aggregate purchase price for all Shares equal to Six Hundred Thousand Dollars ($600,000.00). Of the $200,000.00 purchase price payable to each Seller, (i) $20,000.00 shall be distributed to the Seller on the Effective Date; (ii) $87,515.00 shall be distributed to FCS in satisfaction of the withholding obligations of FCS with respect to the issuance of the Shares to the Seller and (iii) the remaining $92,485.00 shall be placed into an escrow account in accordance with Section 5.1 hereof. The Buyer shall deliver such funds as a Seller is entitled to receive by wire transfer of immediately available funds using such wire transfer coordinates as set forth on Schedule I.

Section 1.3        Tax Withholding. The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Sellers such amounts as the Buyer reasonably determines it is required to deduct and withhold with respect to the making of such payment under any applicable tax law. To the extent that amounts are so withheld, with respect to a Seller, such withheld amounts shall be treated for all purposes hereof as having been paid to such Seller in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS OF THE SELLERS

As of the Effective Date, each Seller hereby represents, warrants and agrees as follows.

Section 2.1        Title to Stock; Encumbrances. The Seller has good, valid and marketable title to the Shares owed by the Seller, free and clear of any encumbrance, lien, charge or other restriction of any kind or character. Except for the Shares owned by the Seller, the Seller does not own any other securities of the Company of any class or kind, including any debt securities of any class or kind, nor does such Seller have any right or option to subscribe for, or to purchase, Shares or other equity securities or debt securities of the Company. Buyer hereby acknowledges receipt of stock certificates from each Seller evidencing the Seller’s Shares, accompanied by a stock power endorsed in blank.

Section 2.2         Power and Authority. The Seller has the power and capacity to execute and deliver this Agreement, to consummate the sale of the Shares, and to perform his other obligations hereunder. This Agreement has been duly executed and delivered by the Seller and is a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 2.3        Restrictive Documents. The execution and delivery by the Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), result in the loss by the Seller of any benefit under, or create in any others a right of termination, cancellation, modification or acceleration of any obligation under (i) any agreement to which the Seller is a party or to which any of its properties or assets (whether tangible or intangible) is subject or bound, or (iii) any law applicable to the Seller or any of its properties or assets (whether tangible or intangible).

ARTICLE III

REPRESENTATIONS OF BUYER

As of the Effective Date of this Agreement, Buyer hereby represents, warrants and agrees as follows.

Section 3.1         Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Ontario Business Corporations Act.

Section 3.2         Corporate Power and Authority. Buyer has the corporate power and authority to execute and deliver this Agreement, to consummate the acquisition of the Shares, and to perform its other obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized. No other corporate action on the part of Buyer or its stockholders is necessary to authorize the execution, delivery and performance by Buyer of this Agreement. This Agreement has been duly executed and delivered by Buyer and is a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

ARTICLE IV

COVENANTS

Section 4.1         Further Assurances. Each Seller hereby covenants and agrees that at any time and from time to time after the date hereof, at the request of the Buyer, the Seller shall execute and deliver or cause to be executed and delivered all such assignments, consents, approvals, authorizations and other documents or instruments, and take or cause to be taken all such other actions, as Buyer reasonably deems necessary or desirable in order to (i) put Buyer in operating control of the Shares, (ii) fully vest in Buyer title to the Shares or (iii) otherwise carry out the terms of this Agreement.

Section 4.2         Seller Representative; Power of Attorney. By virtue of the execution of this Agreement, each Seller appoints, as of the Effective Date, _____________ (the “Seller Representative”) as his true and lawful agent and attorney in fact to enter into any other agreement in connection with the transactions contemplated by this Agreement and to give and receive notices and communications to or from Buyer and/or the Escrow Agent relating to this Agreement or the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby. The Seller Representative shall not be liable to any Seller for any act done or omitted hereunder as Seller Representative while acting in good faith.

Section 4.3        Buyer’s Obligation. Buyer shall cause FCS to apply the $87,515.00 proceeds amount for each Seller that is distributed to FCS to the payment of applicable federal, state and local income tax withholding and the Seller’s shares of applicable FICA withholding.

ARTICLE V

ESCROW ARRANGEMENTS

Section 5.1        Establishment of Escrow Account. As of the Effective Date, the Buyer will deposit Two Hundred Eighty-Two Thousand Eight Hundred and Fifty-Five Dollars ($282,855.00) (the “Escrow Amount”) with Computershare Trust Company, Inc. (the “Escrow Agent”). The Escrow Amount shall be held in trust by the Escrow Agent pursuant to the terms of an escrow agreement and shall be released in accordance with the terms thereof.

ARTICLE VI

MISCELLANEOUS

Section 6.1         Survival. The representations and warranties of the Sellers set forth in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated eighteen (18) months after the date hereof. The representations and warranties of the Buyer set forth in this Agreement shall terminate on the date hereof. Thereafter, neither the Sellers nor Buyer, nor any officer, partner, agent or representative of Buyer shall have any liability whatsoever with respect to any such representation or warranty. The covenants and agreement of the parties contained herein shall survive to the extent they relate to an agreement or obligation to be performed after the date hereof.

Section 6.2        Entire Agreement. This Agreement constitutes the final and entire agreement among the parties with respect to the subject matter hereof and supersede all prior arrangements or understandings.

Section 6.3         Notices. All notices, requests, demands or other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of delivery if personally delivered by hand, (ii) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (iii) upon the date scheduled for delivery after such notice is sent by a nationally recognized overnight express courier or (iv) by fax upon written confirmation (including the automatic confirmation that is received from the recipient’s fax machine) of receipt by the recipient of such notice:

If to Buyer:	The Descartes Systems Group Inc.

Descartes Systems Group

120 Randall Drive

Waterloo, Ontario, Canada N2V 1C6

Attention: General Counsel

Telephone:	(519) 746-6114
Facsimile:	(519) 747-7037

With copies to:

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

Attention: Kevin M. Barry, Esq.

Telephone:	(617) 951-8368
Facsimile:	(617) 951-8376

If to any Seller:	At the address set forth opposite such Seller’s
name on Schedule I hereto

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 6.3.

Section 6.4         Severability. If any term or provision of this Agreement or the application thereof as to any person or circumstance shall to any extent be invalid or unenforceable, the remaining terms and provisions of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Section 6.5        Applicable Law. This Agreement shall be construed and controlled by the laws of the State of Delaware without regard to the principles of conflicts of laws. Buyer and the Sellers hereby irrevocably consent and submit to the jurisdiction of state and federal courts in the State of Delaware in connection with any actions or proceedings arising out of or relating to this Agreement. In any such action or proceeding, each of the parties hereby absolutely and irrevocably (i) waives any objection to jurisdiction or venue, (ii) waives personal service of any summons, complaint, declaration or other process, and (iii) agrees that the service thereof may be made by certified or registered first-class mail directed to such party, as the case may be, at the party’s addresses given in or provided under Section 6.3.

Section 6.6        Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 6.7         Counterparts. This Agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument. The execution and delivery of a signature page to this Agreement shall constitute the execution and delivery of this Agreement by such party.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

THE DESCARTES SYSTEMS GROUP INC.

By: (SIGNED) “J. Scott Pagan”

Name: J. Scott Pagan
Title: General Counsel and Corporate Secretary